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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                 Commission File Number: 0-14488

                           NOTIFICATION OF LATE FILING

       (Check One)

[ ]  Form 10-K and Form 10-KSB         [ ]  Form 20-F            [ ]  Form 11-K
[X]  Form 10-Q and Form 10-QSB         [ ]  Form N-SAR

     For Period Ended: June 30, 2002
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[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

     For the Transition Period Ended:

Read the attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

Full Name of Registrant:   Seitel, Inc.

Former Name if applicable: Not applicable

Address of Principal Executive Office (street and number): 50 Briar Hollow Lane,
                                                           7th Floor West
City, State and Zip Code: Houston, Texas 77027

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                                     PART II
                            Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Due to the Company's recent restatement to its financial statements, the defense of certain class action lawsuits arising out of such restatement, the default on its senior notes and its efforts to workout the default with its senior note holders, the resignation of its chief executive officer, the termination of its chief financial officer, the appointment of a new chairman of the board, a new chief executive officer and a new acting chief financial officer, the Company's recent on-going investigation into the possible improper conversion of corporate funds for the personal use of certain former officers and the Company's required attention to all of these urgent matters, the Company has been unable to complete by the required filing date its quarterly report on Form 10-Q for the quarter ended June 30, 2002 without unreasonable effort and expense.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Craig Comeaux (713) 881-8900
(name) (area code) (telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     The financial statements will be presented on a consistent basis with those for the corresponding period last year except the Company expects to report:

     o a pre-tax impairment charge of approximately $57 million relating to the Company's announced divestiture of its Oil and Gas Assets, including the August 2002 sale of a majority of the assets of DDD Energy, Inc.;

     o an impairment of the seismic data library in accordance with SFAS No. 144 of approximately $26 million;

     o a change in accounting principle in 2002 with an aggregate six month effect of approximately $26 million; and

     o a valuation allowance relating to its deferred tax assets of approximately $22 million.

     In addition, the Company's auditors have advised the Company that their report with respect to the Company's 2001 financial statements, which will be included in its Form 10-K/A (Amendment No. 3) that the Company intends to file in advance of its Form 10-Q for the quarter ended June 30, 2002, will include a "going concern" modification based on the Company's non-compliance with certain debt covenants. Further, the Company's auditors have advised the Company that, if the non-compliance is not satisfactorily resolved, their report on the Company's December 31, 2002 financial statements will include a "going concern" modification.

Seitel, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    August 15, 2002


By:        /s/ Marcia H. Kendrick
         --------------------------------
Name:      Marcia H. Kendrick
Title:     Acting Chief Financial Officer

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